SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated May 20, 2020 filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos.

By letter dated May 20, 2020 and in reference to the end of the Public Auction Period of the Notes Series III, Class IV & Class V issued by the Company,  we attach the following financial information:

Notes Series III
Amount Issued: Ps. 353,991,881 (equivalent USD 5,219,964.33)
Issuance Price: 100.0% Face Value
Interest Rate: Private Badlar + 6.00%
Issuance Date: May 21, 2020
Maturity Date: February 21, 2021
Estimated Duration: 0.64 years
Interest Installments: Quarterly payments starting August 21, 2020
Principal Installment:  On November 21, 2020 (30% face value) and February 21, 2020 (70% face value)

       Notes Series IV
Amount Issued: USD 51,352,149
Issuance Price: 102.0% (YTM 5.03% n.a.)
Interest Rate: 7.0% nominal annual
Issuance Date: May 21, 2020
Maturity Date: May 21, 2021
Estimated Duration: 0.97 years
Interest Installments: Quarterly payments starting August 21, 2020
Principal Installment:  On May 21, 2021

Notes Series V
Amount Issued: USD 9,175,948
Issuance Price: 103.0% (YTM 7.56% n.a.)
Interest Rate: 9.0% nominal annual
Issuance Date: May 21, 2020
Maturity Date: May 21, 2022
Estimated Duration: 1.86 years
Interest Installments:  Quarterly payments starting August 21, 2020
Principal Installment: On May 21, 2022

Funds will be used to refinance short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 20, 2020